

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 18, 2017

Thomas W. Reedy
Chief Financial Officer
CarMax Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238

       Re: **CarMax Inc.**
              Form 10-K for the Fiscal Year Ended February 28, 2017
              Filed April 21, 2017
              File No. 1-31420

Dear Mr. Reedy:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ William H. Thompson

                       William H. Thompson
                       Accounting Branch Chief
                       Office of Consumer Products